EXHIBIT 11
AIRGAS, INC.
EARNINGS PER SHARE CALCULATIONS

	Three Months Ended
	June 30,
(In thousands, except per share amounts)	2005	2004
Weighted Average Shares Outstanding:

Basic shares outstanding	76,300	74,200

Stock options and warrants — incremental shares	1,700	2,000

Diluted shares outstanding	78,000	76,200

Net earnings	$29,647	$22,116

Basic earnings per share	$0.39	$0.30

Diluted earnings per share	$0.38	$0.29